November 13, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C.  20549-0406

Attn:	Stephen G. Krikorian
Accounting Branch Chief
Tamara Tangen
Staff Accountant
Donna Levy
Staff Attorney
Barbara C. Jacobs
Assistant Director

Re:                             Avocent Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 21, 2008

Forms 10-Q for the Fiscal Quarters Ended March 28, 2008 and June 27, 2008

Definitive Proxy Statement on Schedule 14A filed April 25, 2008

File No. 000-30575

Ladies and Gentlemen:

On behalf of Avocent Corporation (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Edward H. Blankenship, Senior Vice President of Finance and Chief Financial Officer of the Company, dated October 29, 2008 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter.  The Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter.  Per the telephone message I left for Ms. Levy on Wednesday, November 12, 2008, and her voice mail response to me this morning, the Company currently anticipates submitting a response to the Comment Letter on or before November 21, 2008.

Please do not hesitate to contact me (425-497-5596) or Mr. Blankenship (256-217-1301), with any concerns you may have regarding the timetable described above.

Thank you for your consideration.

Sincerely,

AVOCENT CORPORATION

/s/ Samuel F. Saracino

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel and Secretary

cc:                                Edward H. Blankenship

Avocent Corporation

Patrick J. Schultheis, Esq.

Drew G. Markham, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation